UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

CPI Card Group Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12634H200
(CUSIP Number)

Jeffrey M. Rose, 31 Old Wagon Road, Old Greenwich, CT 06870, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
582,454*
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
565,445*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

*	The close of business on April 3, 2023 is the record date for the annual meeting of stockholders of the Issuer which is scheduled to occur on May 24, 2023. Accordingly, the number of shares as to which the reporting person has voting power reflects shares owned as of the close of business on such record date, while the number as to which the reporting person has dispositive power reflects shares owned as of the close of business on April 11, 2023.

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
582,454*
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
565,445*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,454*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

*	The close of business on April 3, 2023 is the record date for the annual meeting of stockholders of the Issuer which is scheduled to occur on May 24, 2023. Accordingly, the number of shares as to which the reporting person has voting power reflects shares owned as of the close of business on such record date, while the number as to which the reporting person has dispositive power reflects shares owned as of the close of business on April 11, 2023.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)

IA (as the portfolio manager for its clients, including investment funds of which an affiliate of IA is general partner) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 11,391,580 Shares outstanding, as of March 1, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC March 8, 2023.

As noted on the cover page to this filing, the record date for the annual meeting of shareholders of the Issuer is the close of business on April 3, 2023. That annual meeting is scheduled to take place on May 24, 2023. Accordingly, the number of Shares as to which the Reporting Persons have the power to vote is the number of such Shares which they had the power to vote as of the close of business on April 3, 2023, while the number of Shares Reporting Persons have the power to dispose of is the number of Shares they had the power to dispose of as of April 11, 2023.

(b)	IA and Mr. Kiai have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including investment funds of which an affiliate of IA is general partner) within the past sixty days (as of 8:00 AM on April 12, 2023) to the extent not previously reported on Schedule 13D, are set forth on Schedule 5.

(d)	Clients of IA, including investment funds of which an affiliate of IA is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

STEAMBOAT CAPITAL PARTNERS, LLC

By:	/s/ Parsa Kiai
	Name:	Parsa Kiai
	Title:	Managing Member

/s/ PARSA KIAI
PARSA KIAI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days (as of 8:00 AM on April 12, 2023) by the Reporting Persons on behalf of clients of IA (to the extent such have not previously been reported on Schedule 13D), including investment funds of which an affiliate of IA is general partner. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Share Purchased (Sold)	Price per Share ($)	Price Range ($)

3/3/2023	3,865	33.0127	32.855-33.23
3/13/2023	(2,845)	37.28583	37-37.78
3/13/2023	(640)	38.37256	38-38.91
3/13/2023	(260)	39.75304	39-39.995
3/14/2023	(100)	39.79
3/15/2023	(477)	38.45895	37.999-38.98
3/15/2023	(468)	39.60872	39.047-39.99
3/15/2023	(40)	40.195	40.01-40.27
3/17/2023	(4,999)	40.50726	40-40.915
3/17/2023	(1)	41.01
3/23/2023	(40,322)	43.6515	43.27-44.25
3/27/2023	(100)	44.44
3/27/2023	(4,019)	43.7269	43.70-44.00
3/28/2023	(12,242)	43.67236	43.5-44.435
3/28/2023	(751)	44.68174	44.51-44.75
3/29/2023	(3,505)	45.0842	45.00-45.35
3/29/2023	(8,200)	45.141	45.00-45.69
3/30/2023	(2,833)	45.4952	45.35-45.635
3/31/2023	(23,028)	45.189	44.78-45.75
4/3/2023	(14,873)	42.74783	42.5-43.17
4/3/2023	(2,208)	44.50041	44.10-44.90
4/3/2023	(465)	45.12629	45.00-45.365
4/4/2023	2,491	39.899	39.40-40.32
4/4/2023	5,465	40.81042	40.445-40.99
4/4/2023	2,105	41.1573	41.00-41.457
4/4/2023	(2,000)	39.81358	39.34-40.30
4/4/2023	(4,052)	40.78523	40.39-40.99
4/4/2023	(1,000)	41.174	41.00-41.43
4/10/2023	(12,740)	43.6334	43.51-43.91
4/11/2023	(5,000)	43.5602	43.5-43.86